UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NYSE Euronext

File No. 001-33392- CF#27938

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NYSE Euronext submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 27, 2009.

Based on representations by NYSE Euronext that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.56   through March 2, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Sonia Barros
        Special Counsel